                               ISOMET CORPORATION






                               2001 ANNUAL REPORT

Isomet, founded in 1956, is headquartered in Springfield, Virginia with an operating subsidiary in the United Kingdom. The Company designs and manufactures acousto-optic laser control materials, components and electronics for image processing systems and laser-based inspection systems. The Company also grows and processes birefringent materials for application in the telecommunications industry.

                              FINANCIAL HIGHLIGHTS

                                                     2001                   2000             % of Change
                                                     ---------------------------------------------------
Revenue                                              $4,750,000             $ 9,216,000          -48

Net Income (Loss) Before Loss
   Provision From A Contract
   Termination (Net of Income
   Taxes)                                            $ (694,000)            $ 1,560,000         -144

Net Income (Loss)  After Loss
   Provision                                         $ (694,000)            $   602,000         -215

Number of Shares of Common
   Stock and Common Stock
   Equivalents Outstanding                            1,977,000               2,069,000           -4

Diluted Net Income (Loss) Per
   Share Before Loss Provision
   From A Contract Termination                       $     (.35)            $       .75         -147

Diluted Net Income (Loss) Per
   Share After Loss Provision                        $     (.35)            $       .29         -221

Inventory December 31                                $4,123,000             $ 3,867,000           +7

Working Capital                                      $6,089,000             $ 7,274,000          -16

Current Ratio                                            8.73:1                  7.65:1            -

Number of Employees                                          51                      67          -24

Revenue Per Employee                                 $   93,100             $   137,600          -32

New Orders                                           $5,593,000             $12,937,000          -57

Unfilled Orders at 12/31                             $1,483,000             $ 7,079,000          -79

To Shareholders and Employees:


FY 2001 was a difficult year for the Company as we experienced major revenue declines in several key product areas. Overall, revenue decreased 48% to $4,750,000 from $9,216,000 in FY 2000. Net of tax benefits we incurred a net loss in FY 2001 of $694,000 or $.35 per share, compared to net earnings in FY 2000 of $602,000 or $.31 per share. The FY 2000 results were net of the laser plotter contract loss provision amounting to $958,000 or $.46 per share.

In addition to the termination of our laser plotter systems contract, the steep decline in 2001 revenues was also impacted by a sharp reduction in demand for our fiberoptic products. The result was a cancellation of large orders from two customers. At approximately the same time, our traditional business experienced reductions, slow downs in the semiconductor industry and complexities in the graphics industry contributed to the revenue shortfall. Once again the dependence on a limited number of production quantity customers, combined to produce a period of substantial reduction in bookings and shipments.

On a timely basis, certain production personnel associated with our fiberoptics products were laid off, thereby reducing overhead. In addition, a variety of other measures were taken to lessen the impact on our operating results.

The sales declines of 2001 sharpened our focus toward a stabilization and turnaround and reinforced the need to expand the number and diversity of our production quantity customers. As a result, new product and development efforts were intensified and increased marketing initiatives were undertaken. We strengthened our production and application capability associated with high frequency acousto-optic modulators, high powered germanium based deflectors and acousto-optic tunable filters (AOTF's). Despite the severally depressed condition in the fiberoptic industry, we pressed on to develop new products and capabilities. An appropriate level of effort is justified because we believe the conditions will improve and since Isomet has a unique proprietary position. In addition, our fiberoptic knowledge and experience is finding its way into our traditional acousto-optics business. The increased marketing included exhibiting at more trade shows, greater field contact with existing and potential customers and an improved web site.

As a result we have in place expanded market opportunities. Existing customers are expected to increase orders this year. Conditions in the semiconductor industry and the graphic arts field are starting to improve. We have several new customers for our fiberoptic products that offer growth potential. Over the past few months we have experienced a sharp increase in interest by the biomedical field in our AOTF's and related technologies. The application includes screening of tissues, DNA chemicals and other human substances. As a long-standing supplier to a number of Government agencies, aerospace companies and research universities and the events of September 11th, we believe this sector may grow in importance. Compared to our past we now have many more opportunities to turn things around and grow.

Currently, orders, shipments and backlogs continue at depressed levels and below our break-even point. In addition, there is often a significant lag between receipt of orders and when shipments are made. The turnaround will take time.

Due to the substantial investment in technology equipment and facilities, combined with operating losses resulting from depressed shipment levels, we are conserving cash. Near term liquidity of $700,000, continued payment by Polaroid Graphics Imaging, LLC (under our settlement agreement with them) and an expected $630,000 tax refund appears adequate, depending on the timing of a cash flow turnaround from operations. Therefore, we are exploring various financing alternatives. This low cost annual report is a reflection of the times. Our cash and personnel resources are better spent building sales.

A note of "Thanks" is in order to Lee Marks who is not standing for re-election as a Director. His legal counsel and guidance proved valuable time and again over the many years of his loyal service.

Our marching orders are clear: turn orders and shipments around, return to profitability and produce a more diversified growth mix.

Henry Zenzie
President











Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, those risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Furthermore, the Company does not intend (and is not obligated) to update publicly any forward-looking statement.

                      Management's Discussion and Analysis
                      ------------------------------------

Revenue

Consolidated net revenue in 2001 totaled $4,750,000, a decrease of $4,466,000 from $9,216,000 in 2000. The following table reflects the sales and total revenue comparisons for both years by product line and operating entity:

                                                                  2001
Components               2001             2000             Increase/(Decrease)
-------------------------------------------------------------------------------

Isomet US (1)         $3,237,000       $4,314,000                $(1,077,000)
Isomet UK              1,365,000        1,365,000                          0
                   ------------------------------------------------------------
Total:                $4,602,000       $5,679,000                $(1,077,000)

Systems
-------

Isomet US (1)         $   62,000       $3,345,000                $(3,283,000)
Isomet UK                      0           34,000                    (34,000)
                   ------------------------------------------------------------
Total:                $   62,000       $3,379,000                $(3,317,000)

Total Sales           $4,664,000       $9,058,000                $(4,394,000)

Other Income              86,000          158,000                    (72,000)
                   ------------------------------------------------------------

Total Revenue:        $4,750,000       $9,216,000                $(4,466,000)

(1) - Includes sales to foreign countries other than in Europe.


As shown above, net sales in FY 2001 decreased by $4,394,000; $3,317,000 in systems and $1,077,000 in components. The systems fall-off reflects the termination in January 2001 of our contract for laser plotters. In the components area, reduced demand in laser based inspection systems and telecom markets caused the decline. Sales of components in Europe in FY 2001 through Isomet UK remained constant, as compared to FY 2000.

Costs and Expenses

A net loss in FY 2001 of $(694,000) or $(.35) per share, compares to net income in FY 2000 of $602,000 or $.29 per share (diluted). The FY 2000 results are net of a loss provision of $(958,000) or $(.46) per share due to the laser plotter contract termination.

Due to reduced production efficiency resulting from idle plant capacity, the cost of sales percentage in FY 2001 increased to 75.2% from 58.7% in FY 2000. Rising overhead costs in certain areas also contributed to this increase. As a result of the higher cost of sales percentage, combined with significantly lower sales volume, gross profit in FY 2001 decreased to $1,157,000 from $3,743,000 in FY 2000.

Selling and G & A expenses in FY 2001 increased by $108,000 over the previous year. This increase was due primarily to higher legal costs for patent related work, legal due diligence in certain areas and a complaint filed against Polaroid Graphics Imaging LLC (PGI), pursuant to the termination of the laser plotter contract. Preparation and negotiation of a settlement agreement with PGI, which was finalized in December 2001, also added to the legal costs incurred for the year. Due also to the reduced sales level in FY 2001, as a percentage of revenue, selling and G & A expenses increased to 33.8% from 16.3% in FY 2000.

Expensed product development and improvement costs of $735,000 in FY 2001 compares to $214,000 in FY 2000. Despite the major decline in new order and shipping levels in FY 2001, we continued to commit significant resources to develop new and improved acousto-optic device designs, as well as the expansion of growth and process control techniques for birefringent materials.

Interest expense increased in FY 2001 to $72,000 from $35,000 the previous year due to interest costs related to the capital equipment lease financing activity during FY 2001.

For the two years ended December 31, 2001, the Company's revenue and cost of sales were not significantly impacted by the effects of inflation. In addition, the Company's sales and costs have not been materially affected by changing prices due to inflation.

Foreign Exchange Risks

In 2001, $1,637,000 of the $4,664,000 Company total sales were to customers in foreign countries, primarily Japan and Europe. From the United States, all sales to foreign customers are invoiced in US dollars. The Company's operating subsidiary in the United Kingdom imports products from the Parent Company and resells to customers in various European countries; the majority of these sales are in US dollars. As a result, the Company's foreign currency risks are limited to pound sterling - US dollar relationship, which has been relatively stable over time. Consequently, the Company has not had and does not expect to have a material exposure to foreign exchange risks.

Liquidity and Capital Resources

Combined cash and investment balances on December 31, 2001 of $460,000 is a $1,880,000 decrease from the previous year. The major elements constituting this decrease are as follows:


1.       Operating Activities
         --------------------

         Net (Loss)                                  $  (694,000)
         Depreciation and Amortization                   213,000
         Increase in Refundable Income Taxes            (630,000)
         Other                                          (108,000)         $(1,219,000)
                                                     -----------

2.       Investing and Financing Activities
         ----------------------------------

         Purchase of Equipment and Leasehold
            Improvements                              (1,536,000)
         Debt Repayment - Term Loan                     (144,000)
         Increase in Equipment Lease
            Financing and Other                          989,000
         Exercise of Incentive Stock Options              30,000          $  (661,000)
                                                     -----------         ------------

                  Total:                                                  $(1,880,000)


Working Capital

As of December 31, 2001, the Company has no significant commitments for capital expenditure. For equipment requirements that may occur over the course of FY 2002, an approved line of credit/leasing arrangement is available; see Bank Arrangements below.

Since January 1, 2002, the Company's cash and investment balances of $460,000 have been augmented by the draw down of $700,000 against its $750,000 revolving line of credit; see Bank Arrangements below. At December 31, 2001, the Company has refundable income taxes amounting to approximately $630,000, which is expected to be received in the August-September 2002 time period. In addition to the above, the Company is pursuing other financing alternatives to support liquidity demands, if required, in FY 2002.

Bank Arrangements

Pursuant to the Bank of America loan agreement extension of April 1, 1998, the Company paid $144,000 of principal in 2001. According to the provisions of the agreement, the Company was in compliance with all terms, conditions and operating ratios. One note constitutes this debt to Bank of America and continues to be payable in monthly installments of $12,000. This note will be fully repaid in June 2002. The interest rate applicable to this note is the Bank's prime rate plus .5%.

In 2001, the Company renewed a $750,000 revolving line of credit agreement with Bank of America, which is available through June 30, 2002, with interest at the Euro dollar daily floating rate, plus 2.95%. The Company drew down $700,000 against this line in February 2002.

In 2001, the Company entered into a lease financing agreement with Bank of America Leasing and Capital LLC to finance up to $750,000 of capital equipment requirements through June 1, 2002 and to convert the total amount committed to a five (5) year lease as of June 1, 2002. The applicable interest rate is LIBOR, plus 2.70%. At December 31, 2001, $176,000 was borrowed against this facility.

Revenue

Total Revenue for 2001 and 2000 was distributed as follows:


                                            2001              %                 2000             %
                                            -----------------------------------------------------------
Commercial Sales
         Foreign                            $1,637,000         34.5             $2,107,000         22.9
         North America                       2,961,000         62.3              6,877,000         74.6
Government Sales Direct                         66,000          1.4                 74,000           .8
Interest and Other Income                       86,000          1.8                158,000          1.7
                                            -----------------------------------------------------------
         Total Revenue:                     $4,750,000        100.0             $9,216,000        100.0


Cost and Expenses

An analysis of costs and expenses as a percentage of revenue is shown below:

                                                      2001              2000
                                                      -----------------------

Revenue                                               100.0%            100.0%
Cost and Expenses
         Cost of Sales                                 73.8              57.7
         Selling, General and Admin                    33.8              16.3
         Product Development                           15.5               2.3
         Interest                                       1.5                .3
         Net Loss on Contract Termination                 -              10.4
                                                      -----------------------
         Total Cost and Expenses:                     124.6              87.0
                                                      -----------------------
Income (Loss) Before Tax                              (24.6)             13.0
Income Tax                                            (10.0)             (6.5)
                                                      -----------------------
         Net Income (Loss)                            (14.6)%             6.5%

Selected Financial Data

For the Years Ended December 31,

                              2001               2000             1999              1998             1997
                            --------------------------------------------------------------------------------
Revenue                     $4,750,000        $9,216,000       $7,017,000        $9,413,000       $8,653,000
Net Income (Loss)           $ (694,000)       $  602,000*      $1,067,000        $1,199,000       $1,331,000
Weighted Avg #
  Shares Outstanding         1,977,000         2,069,000        1,944,000         1,970,000        1,971,000
Income (Loss) Per
  Share (Diluted)           $     (.35)       $      .29**     $      .55        $      .61       $      .68
Working Capital             $6,089,000        $7,274,000       $7,153,000        $6,308,000       $5,263,000
Total Assets                $8,974,000        $9,248,000       $8,752,000        $8,014,000       $7,189,000
Long Term
  Liabilities               $  943,000        $  247,000       $  210,000        $  388,000       $  637,000
Stockholders'
  Equity                    $7,243,000        $7,907,000       $7,287,000        $6,212,000       $4,955,000

* - After a net provision of $958,000 from a contract termination.
** - After a net provision of $.46 per share from a contract termination.

                              CORPORATE INFORMATION

Corporate Headquarters:             5263 Port Royal Road, Springfield, Virginia 22151
                                    Tel: 703-321-8301e-mail:  isomet@isomet.com
                                    Fax: 703-321-8546Web Site: http://www.isomet.com

Officers:                           Henry Zenzie - President
                                    Robert G. Bonner - Vice President, Components Mfg
                                    Frank V. Hamby - Vice President, Systems Mfg
                                    Delmar R. Rader - Vice President, Product Engineering
                                    Jerry W. Rayburn - Executive Vice President, Finance,
                                       Treasurer and Secretary
                                    Everett E. Taylor - Vice President, Sales and Marketing
                                    Henry H. Zenzie - Vice President

Directors:                          Leon Bademian - Director Technology and Dev, Isomet
                                    Lee R. Marks - Member, Greenberg Traurig, Tysons
                                       Corner, VA
                                    Thomas P. Meloy - Benedum Professor, West VA University
                                    Jerry W. Rayburn - Exec Vice President, Finance, Isomet
                                    Henry Zenzie - President, Isomet, Private Investor, Henry
                                       Zenzie and Co., Princeton, New Jersey

Transfer Agent:                     Mellon Investor Services
                                    44 Wall Street
                                    New York, NY  10005

General Counsel:                    Greenberg Traurig
                                    1750 Tysons Boulevard, 12th Floor
                                    Tysons Corner, VA  22102

Auditors:                           Aronson & Company
                                    700 King Farm Boulevard, Rockville, MD  20850

Market Information:                 The Company's common stock trades on the Nasdaq
                                    Smallcap Market (SM) tier of the Nasdaq Stock Market
                                    (SM) under the symbol IOMT.

                                    Closing Prices         High             Low
                                    --------------------------------------------
                                    1999                    4.31           1.63
                                    2000                   23.50           3.25
                                    2001                   37.50           2.46


10K Report:                         A copy of Isomet's annual report on form 10-KSB for
                                    the fiscal year ended December 31, 2001, including
                                    financial statements and schedules, as filed with
                                    the Securities Exchange Commission, will be provided
                                    without charge to those stockholders who request
                                    one.

Contact:                            Executive Vice President, Finance
                                    Isomet Corporation, 5263 Port Royal Road
                                    Springfield, Virginia 22151

Operating Subsidiary:               Isomet UK, Ltd., 18 John Baker Close, Llantarnam
                                    Industrial Park, Cwmbran Gwent NP44 3AX United Kingdom
                                    Directors: Michael W. Hillier and Sandra Edwards
                                    Tel: (44) 16338-72721              Fax: (44) 16338-74678

                                    Representatives and Distributors

Components:                         Agentek, Atideim Scientific Park, Building No. 5, P.O.B.
                                    58008, Tel-Aviv 61580 Israel
                                    Tel: (972) 3-6493111               Fax: (972) 3-6481257

                                    Indeco, Inc., 11-14 Kasuga, 1-Chome Bunkyo-Ku,
                                    Tokyo 112 Japan
                                    Tel: (03) 3818-4011                Fax: (03) 3818-4015

                                    BFI Optilas B.V., P.O. Box 222, 2400 AE Alphen A/D,
                                    Rijn Huygensweg, Holland
                                    Tel: (31) ###-##-####              Fax: (31) 1724-43414

                                    BFI Optilas GmbH, Boschstrasse 12, D82178, Pucheim
                                    Munich, Germany
                                    Tel: (49) 8989-01350               Fax: (49) 89800-2561

                                    BFI Optilas SA,Isabel Cobrand, 28050 Madrid,
                                    Spain
                                    Tel: (34) 91-358-8611              Fax: (34) 135-89271

                                    BFI Optilas, Ltd., Mill Square, Wolverton Mill South,
                                    Milton Keynes MK12 5ZY, Buckinghamshire, England
                                    Tel: (44) 1908-326326              Fax: (44) 1908-221110

                                    BFI Optilas SA, 4 Allee Du Cantal, ZI LaPetite Montagne,
                                    Sud LISSES CE1834, 91018 Evey Cedex, France
                                    Tel: (33) 1-6079-5900              Fax: (33) 1-6079-8901


                                    BFI Optilas, Cipalstraat 3, 2440 Geel, Charleroi,
                                    Belgium
                                    Tel: (32) 14-570-670               Fax: (32) 714-88444

                                    BFI Optilas,Hedelykke, Hovedgaden 451K, DK2640
                                    Hedehusene, Denmark
                                    Tel: (45) 46589999                 Fax: (45) 46559998

                                    Crisel Instruments SRL, Clivo di Cinna, 196-00136
                                    Rome, Italy
                                    Tel: (396) 354-02933               Fax: (396) 354-02879